Filed Pursuant to Rule 433 Registration Statement No. 333 -180300 - 03 July 3, 2013

Credit Suisse FLOWSTM Indices

Anticipated ETN Coupon Schedule

The following table provides the expected schedule for the calculation and distribution of the coupon payments for the Credit Suisse Exchange Traded Notes (“ETNs”) linked to a Credit Suisse NASDAQ FLOWSTM (Formula-Linked OverWrite Strategy) Index. These ETNs, including the Gold Shares Covered Call ETNs (“GLDI”) and the Silver Shares Covered Call ETNs (“SLVO”), pay a monthly variable cash coupon based on the notional premiums received from notionally selling the calls. The dates listed below are subject to adjustment in the event of market disruption events. The table provides the expected schedule for the calculation and distribution of coupon payments (if not redeemed or accelerated prior to such date) through December of 2014, and we anticipate providing a similar schedule for subsequent periods. The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in notes linked to a covered call strategy.

DATE	INDEX DISTRIBUTION	EX-COUPON	RECORD	PAYMENT
	DATE [1]	DATE [2]	DATE [3]	DATE [3]
July 2013	15-Jul-2013	18-Jul-2013	22-Jul-2013	25-Jul-2013
August 2013	12-Aug-2013	19-Aug-2013	21-Aug-2013	27-Aug-2013
September 2013	16-Sep-2013	18-Sep-2013	20-Sep-2013	25-Sep-2013
October 2013	15-Oct-2013	18-Oct-2013	22-Oct-2013	25-Oct-2013
November 2013	12-Nov-2013	18-Nov-2013	20-Nov-2013	25-Nov-2013
December 2013	16-Dec-2013	18-Dec-2013	20-Dec-2013	27-Dec-2013
January 2014	13-Jan-2014	17-Jan-2014	22-Jan-2014	27-Jan-2013
February 2014	18-Feb-2014	19-Feb-2014	21-Feb-2014	26-Feb-2014
March 2014	17-Mar-2014	18-Mar-2014	20-Mar-2014	25-Mar-2014
April 2014	11-Apr-2014	16-Apr-2014	22-Apr-2014	25-Apr-2014
May 2014	12-May-2014	19-May-2014	21-May-2014	27-May-2014
June 2014	16-Jun-2014	18-Jun-2014	20-Jun-2014	25-Jun-2014
July 2014	14-Jul-2014	18-Jul-2014	22-Jul-2014	25-Jul-2014
August 2014	11-Aug-2014	18-Aug-2014	20-Aug-2014	26-Aug-2014
September 2014	15-Sep-2014	18-Sep-2014	22-Sep-2014	25-Sep-2014
October 2014	14-Oct-2014	20-Oct-2014	22-Oct-2014	27-Oct-2014
November 2014	17-Nov-2014	18-Nov-2014	20-Nov-2014	25-Nov-2014
December 2014	15-Dec-2014	18-Dec-2014	22-Dec-2014	29-Dec-2014

[1]

The date on which the notional cash distribution is subtracted from the level of the applicable index pursuant to the rules of such index. When the notional cash distribution is subtract- ed from the applicable index on the Index Distribution Date, and the coupon payment for the applicable ETN is officially determined and will be added to the indicative value of the ETNs up to the Ex-Coupon Date.

[2]

At the market opening on the Ex-Coupon Date, the applicable ETNs will trade on an ex-coupon basis, adjusted for the amount of the coupon payment, meaning that the coupon payment amount will no longer be included in the indicative value of the ETNs. For a holder to receive an upcoming Coupon Payment, the holder must own the ETNs on the immediately preceding Record Date.

[3]	The applicable coupon payment will be paid on the Payment Date to the holder of record on the immediately preceding Record Date.

An investment in the ETNs involves significant risks. Please see “SELECTED INVESTMENT CONSIDERATIONS” on the following page and the section entitled “RISK FACTORS” in the applicable pricing supplement.

SELECTED INVESTMENT CONSIDERATIONS

The ETNs are fully exposed to any decline in the applicable index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the applicable index must increase by an amount sufficient to offset the applicable fees and charges.

The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options, and you will not receive any fixed periodic interest payments on the ETNs.

Although the return on the ETNs will be based on the performance of the applicable index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, and coupon payments, if any, are subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Unfavorable price movements in components of the applicable underlying index may cause negative performance of the applicable index and loss of your investment, and there is no assurance that the strategy on which the index is based will be successful.

We have listed the ETNs on Nasdaq. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.

The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

The return on the ETNs is linked to the performance of the applicable index, which measures the return of a covered call strategy on a single security. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.

The ETNs should not be expected to track the price of any relevant underlying commodity because of the fees and expenses applied to the ETNs and to each of the shares underlying the applicable index as well as the design of the index methodology which limits upside participation in any appreciation of the shares underlying the index. Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of any underlying commodity.

The applicable index replicates notional positions in shares and options. As an owner of the ETNs, you will not have rights that holders of the shares or in any call options on the shares may have, and you will have no right to receive delivery of any components of the relevant index or any interest in any physical commodities.

We have the right to repurchase or accelerate your ETNs in whole or in part at any time. The amount you may receive upon a repurchase or acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks related to the ETNs, please see the section entitled “Risk Factors” in the applicable pricing supplement.

For more information, please contact us:

Phone: 212-538-7333 | Email: etn.desk@credit-suisse.com | Website: www.credit-suisse.com/etn

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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